1(650) 320-1804

jeffhartlin@paulhastings.com

79891.00005

July 15, 2016

Via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attention:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
Mary Beth Breslin
Christina Thomas

Re:	Viking Therapeutics, Inc.
Registration Statement on Form S-3
Filed June 20, 2016
File No. 333-212134

Ladies and Gentlemen:

On behalf of Viking Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated July 14, 2016 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-3 (File No. 333-212134) (the “Registration Statement”) filed with the Commission on June 20, 2016.

In this letter we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.	Please be advised that we will not be in a position to accelerate the effective date of this registration statement until we resolve any issues concerning your pending confidential treatment request.

The Company acknowledges the Staff's comment and will await processing of the Company's confidential treatment request.

Plan of Distribution, page S-11

2.	Your disclosure of the plan of distribution of the securities covered by the prospectus supplement included in this registration statement states that sales may be made:

…by any method permitted by law deemed to be an “at-the-market” equity offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for our common stock, sales made to

U.S. Securities and Exchange Commission
July 15, 2016

or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law, including in privately negotiated transactions.

Please tell us whether sales made to or through a market maker or sales made in privately-negotiated transactions satisfy the “at the market offering” definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

The Company acknowledges the Staff’s comment and confirms that sales made to or through a market maker or sales made in privately-negotiated transactions do not satisfy the “at the market offering” definition under Rule 415.  The Company further confirms that, if any sale method employed by the Company does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415, or if any material information with respect to a particular offering has been omitted from the prospectus supplement included in the Registration Statement, the Company will file an additional prospectus supplement at the time of such sale.

*****

Please direct your questions or comments regarding the response to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

Very truly yours,

/s/ Jeffrey T. Hartlin

Jeffrey T. Hartlin

of Paul Hastings LLP

cc:Brian Lian, Ph.D., Viking Therapeutics, Inc.